

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

Via Facsimile
Alexander Farquharson
President and Chief Executive Officer
Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

> **Re: Energizer Tennis Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 14, 2012**
> **File No. 333-182199**

Dear Mr. Farquharson:

We have reviewed your response to our letter dated September 7, 2012 and have the following additional comments.

Description of Business, page 18

1. We note your response to prior comment 2. Please revise the first bullet point on page 20 to briefly describe the basis for your belief that five percent of the visitors to www.tenniseurope.com will be attracted to your website.

Certain Relationships and Related Transactions, page 25

2. Please disclose the advances totaling $2,400 made by your shareholders and provide the information called for by Item 404(a) of Regulation S-K. We note in this regard your disclosure in Note 9 to the financial statements for the period ending July 31, 2012. Refer to Item 404(d) of Regulation S-K. If there are any written agreements pertaining to the loan advancements, please file the agreements with your registration statement.

Balance Sheet, page 30

3. Please revise to move the word "unaudited" from the top of the page to directly under the "As of July 31, 2012" column as the "As of April 30, 2012" column is audited.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation